SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

MAGAL SECURITY SYSTEMS LTD.
(Name of Registrant)

P.O. Box 70, Industrial Zone, Yahud 5610001 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *                                 No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Report on Form 6-K is incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-127340, 333-164696, 333-174127 and 333-190469.

Magal Security Systems Ltd.

EXPLANATORY NOTE

The following exhibits are attached:

99.1	Press Release: Magal Wins Contract to Secure 200+ KM Of Pipeline With Long Range Fiber Optic Sensor dated August 17, 2015.
99.2	Press Release: Magal S3 to Release Second Quarter 2015 Results on Monday, August 31, 2015 dated August 19, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGAL SECURITY SYSTEMS LTD.
(Registrant)

By: /s/Saar Koursh
Saar Koursh
Chief Executive Officer

Date:  August 19, 2015

EXHIBIT INDEX
EXHIBIT NO.	DESCRIPTION

99.1	Press Release: Magal Wins Contract to Secure 200+ KM Of Pipeline With Long Range Fiber Optic Sensor dated August 17, 2015.
99.2	Press Release: Magal S3 to Release Second Quarter 2015 Results on Monday, August 31, 2015 dated August 19, 2015.